UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 0-30614

OROMIN EXPLORATIONS LTD.

(Translation of registrant’s name into English)

Suite 2000, 1055 West Hastings St.

Vancouver, B.C.

Canada V6E 2E9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On October 4, 2013 Oromin Explorations Ltd. (“Oromin”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com a news release announcing that Teranga Gold Corporation (“Teranga”) had completed the acquisition of all of the issued and outstanding common shares of Oromin (the “Oromin Shares”) that it did not already own by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). It is expected that the common shares of Oromin will be delisted from the Toronto Stock Exchange on or about October 8, 2013. The news release also stated that pursuant to Rule 12h-6(a) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Oromin intends to file a Form 15F, as soon as practicable with the United States Securities and Exchange Commission to voluntarily terminate the registration of the Oromin Shares under Section 12(g) of the Exchange Act as well as Oromin’s reporting obligations under Section 13(a) of the Exchange Act. In connection with the completion of the Arrangement, Oromin also filed on SEDAR a Material Change Report, dated October 4, 2013.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                                          Exhibit 99.1 — News Release, dated October 4, 2013

•                                          Exhibit 99.2 — Material Change Report, dated October 4, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

	By:	/s/ David Savarie
	Name:	David Savarie
	Title:	Corporate Secretary

Date: October 4, 2013

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	News Release, dated October 4, 2013
99.2	Material Change Report, dated October 4, 2013